Exhibit 99.1

BCE Inc.

Annual General Meeting of Shareholders

May 2, 2024

Report of Voting Results

At the Annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on May 2, 2024 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were voted on.

1.	Election of Directors

Each of the following 13 nominees was elected as a director of the Corporation:

Nominee	Votes For	%	Votes Against	%
Mirko Bibic	321,866,540	98.73%	4,137,464	1.27%
Robert P. Dexter	321,368,463	98.58%	4,638,077	1.42%
Katherine Lee	321,265,157	98.55%	4,740,763	1.45%
Monique F. Leroux	320,109,712	98.19%	5,897,040	1.81%
Sheila A. Murray	318,610,932	97.74%	7,366,595	2.26%
Gordon M. Nixon	321,350,251	98.57%	4,656,580	1.43%
Louis P. Pagnutti	320,694,755	98.37%	5,312,044	1.63%
Calin Rovinescu	322,162,797	98.82%	3,844,005	1.18%
Karen Sheriff	321,110,970	98.50%	4,896,691	1.50%
Jennifer Tory	322,371,614	98.88%	3,635,891	1.12%
Louis Vachon	322,510,414	98.93%	3,488,146	1.07%
Johan Wibergh	322,606,709	98.96%	3,391,228	1.04%
Cornell Wright	320,301,366	98.25%	5,697,430	1.75%

2.	Appointment of Auditors

Deloitte LLP was appointed as the Corporation’s Auditors.

Votes For:	317,810,169 (90.59%)
Votes Withheld:	33,020,838 (9.41%)

3.	Advisory Resolution on Executive Compensation

Votes For:	308,773,063 (94.72%)
Votes Against:	17,224,410 (5.28%)